UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 22, 2010

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE,

VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: September 22, 2010	By:	/S/ JANE MCALOON
	Name:	Jane McAloon
	Title:	Group Company Secretary

bhpbilliton

resourcing the future

Our strategy

delivers

Sustainability Report 2010

BHP Billiton locations

Petroleum

Ref Country Asset Description Ownership

1 Algeria Ohanet Joint operator with Sonatrach of 45% wet gas development

2 Algeria ROD Integrated Onshore oil development (non-operated) 38% Development

3 Australia Bass Producer of oil, condensate, LPG, 50% Strait natural gas and ethane (non-operated)

4 Australia Minerva Operator of Minerva gas field development 90% in the Otway Basin of Victoria

5 Australia North West One of Australia’s largest resource 8.33–16.67% Shelf projects, producing liquids, LNG and domestic gas (non-operated)

6 Australia Pyrenees Operator of Pyrenees floating, production, 71.43% storage and offloading vessel, which produces oil in Western Australia

7 Australia Stybarrow Operator of Stybarrow floating, production, 50% storage and offloading vessel, which produces oil in Western Australia

8 Pakistan Zamzama Operator of onshore gas development 38.5% in Sindh province

9 Trinidad Angostura Operator of oil field located offshore 45% and Tobago east Trinidad

10 UK Bruce/Keith Oil and gas production in the UK Bruce – 16% North Sea Keith – 31.83%

11 UK Liverpool Operator of oil and gas developments 46.1% Bay in the Irish Sea

12 US Gulf of Interests in several producing assets, including 4.95–100% Mexico deepwater oil and gas production at:

• Atlantis (44%) • Mad Dog (23.9%)

• Shenzi (44%) • Neptune (35%)

Additional other interests in producing assets and a significant exploration acreage position (4.95–100%)

Aluminium

Ref Country Asset Description Ownership

13 Australia Worsley Integrated alumina refinery and 86% bauxite mine in Western Australia

14 Brazil Alumar Integrated alumina refinery and 36–40% aluminium smelter

15 Brazil MRN Bauxite mine 14.8%

16 Mozambique Mozal Aluminium smelter near Maputo 47.1%

17 South Aluminium Two aluminium smelters at Richards Bay 100% Africa South Africa

Base Metals

Ref Country Asset Description Ownership

18 Australia Cannington Silver, lead and zinc mine in northwest 100% Queensland

19 Chile Pampa Integration of Cerro Colorado and Spence 100% Norte open-cut mines producing copper cathode in Atacama Desert, northern Chile

20 Chile Escondida The world’s largest copper mine, located 57.5% in northern Chile

21 Peru Antamina Copper and zinc mine located in the 33.75% Andes, north-central Peru

22 US Pinto Valley Copper mine located in State of Arizona 100%

Uranium (a)

Ref Country Asset Description Ownership

23 Australia Olympic Dam The largest poly-metallic orebody in the world 100% and Australia’s biggest underground mine, producing uranium, copper and gold

(a) Uranium forms part of the Base Metals Customer Sector Group.

BHP Billiton office locations

Ref Country Office Location Business Area

40 Australia Adelaide Shared Services Centre Uranium Head Office Marketing

41 Australia Brisbane Metallurgical Coal Head Office Project Hub Marketing

42 Australia Melbourne Global Headquarters

43 Australia Newcastle Marketing

44 Australia Perth Iron Ore Head Office Project Hub Stainless Steel Materials Head Office Marketing

45 Australia Sydney Energy Coal Head Office

46 Belgium Antwerp Marketing

47 Brazil Rio de Janeiro Marketing

48 Canada Vancouver Diamonds and Specialty Products Head Office Project Hub

49 Chile Santiago Base Metals Head Office Marketing Project Hub Shared Services Centre

50 China Shanghai Marketing

51 India New Delhi Marketing

52 Japan Tokyo Marketing

53 Malaysia Kuala Lumpur Global Shared Services Centre

54 Netherlands The Hague Marketing

55 Pakistan Islamabad Marketing

56 Singapore Singapore Corporate Centre Marketing Minerals Exploration

57 South Africa Johannesburg Manganese Head Office Marketing

58 South Africa Richards Bay Marketing

59 South Korea Seoul Marketing

60 Switzerland Baar Marketing

61 UK London Aluminium Head Office Corporate Centre

62 US Houston Petroleum Head Office Project Hub Shared Services Centre Marketing

63 US Pittsburgh Marketing

Offices

Petroleum

Aluminium

Base Metals

Diamonds and Specialty Products

Stainless Steel Materials

Iron Ore

Manganese

Metallurgical Coal

Energy Coal

Uranium

Controlled

Monitored

Not controlled

24

65

48

63

22

39

62

12

9

37

27

15

14

21

19

29

20

47

49

Diamonds and Specialty Products

Ref Country Asset Description Ownership

24 Canada EKATI Diamond mines in the Northwest Territories of Canada 80%

25 South Africa Richards Bay Minerals Integrated titanium smelter and mineral sands mine 37%

Stainless Steel Materials

Ref Country Asset Description Ownership

26 Australia Nickel West Sulphide nickel assets including Mt Keith and Leinster nickel operations, Kalgoorlie nickel smelter and Kambalda nickel concentrator and the Kwinana nickel refinery 100%

27 Colombia Cerro Matoso Integrated laterite ferronickel mining and smelting complex in northern Colombia 99.94%

Iron Ore

Ref Country Asset Description Ownership

28 Australia Western Australia Iron Ore Integrated iron ore mines, rail and port operations in the Pilbara 85–100%

29 Brazil Samarco An efficient low-cost producer of iron ore pellets in southeast Brazil 50%

Manganese

Ref Country Asset Description Ownership

30 Australia GEMCO Producer of manganese ore in the Northern Territory 60%

31 Australia TEMCO Producer of manganese alloys in Tasmania 60%

32 South Africa Samancor Manganese Integrated producer of manganese ore (Hotazel Manganese Mines) and alloy (Metalloys) 60%

Metallurgical Coal

Ref Country Asset Description Ownership

33 Australia Illawarra Coal Underground coal mines (West Cliff, Dendrobium, Appin) in southern NSW, with access to rail and port facilities 100%

34 Australia BHP Billiton Mitsubishi Alliance Integrated mine, rail and port operations, including a loading terminal at Hay Point, in the Bowen Basin, Central Queensland 50%

35 Australia BHP Mitsui Coal Two open-cut coal mines in the Bowen Basin, Central Queensland 80%

Energy Coal

Ref Country Asset Description Ownership

36 Australia NSW Energy Coal Open-cut coal mine that supplies thermal coal to export markets and for domestic electricity generation 100%

37 Colombia Cerrejón Largest thermal coal exporter in Colombia, with integrated rail and port facilities 33.3%

38 South Africa BHP Billiton Energy Coal South Africa One of the largest producers and exporters of thermal coal in South Africa 50–100%

39 US New Mexico Coal Two mines in New Mexico supplying energy coal to adjacent power stations 100%

10

11

61 54 46 60

59 52 55 2 50 1

8 51

64

53 66 56

30 5

6 18 35

7 28 34

57 38 16 41

32 17

25 23 36 26

58 44 43

13 40 45

42 33

4 3

31

Projects

Ref Country Asset Description Ownership

64 Guinea Guinea Alumina Project Integrated bauxite mine and alumina refinery (currently undertaking feasibility study) 33.3%

65 Canada Potash Greenfield potash projects near Saskatoon, Saskatchewan 100%

66 Borneo IndoMet Coal Project A large, high-quality metallurgical coal deposit in East and Central Kalimantan, Indonesia 75%

We are BHP Billiton,

a leading global natural

resources company.

We continue to be committed to a long-term strategy of investing in low-cost, world-class, expandable and export-oriented operations, diversified across markets, commodities and geographic regions. BHP Billiton has a long-term view that includes continued investment through the cycles and a focus on the fundamentals. The result is a significant capability and a portfolio that balances risk and provides flexibility.

In this Report

BHP Billiton locations

Chief Executive Officer’s Review 2

Sustainability and Governance at BHP Billiton 4

People 6

Safety 8

Health 11

Environment 14

Community 19

Cover photograph:

Potash exploration is advancing in Canada’s Jansen area – the world’s largest fully defined potash resource.

Opposite page:

BHP Billiton has significant oil and gas operations in Australia, the UK, the Gulf of Mexico and Trinidad and Tobago. The complexity of these operations presents critical health, safety, environment and community responsibilities, which we take very seriously. Pictured is the Pyrenees project in Western Australia.

About this Report

This Sustainability Report forms part of our sustainability reporting and is designed for general readership only. KPMG has conducted limited assurance over a selection of disclosures. A Sustainability Supplementary Information document, including copies of the limited assurance report prepared by KPMG, is available online at www.bhpbilliton.com under Sustainable Development. Also available online is Our Sustainability Framework, upon which this Report is based.

Our reporting has been prepared in accordance with Global Reporting Initiative (GRI) G3 Guidelines and the International Council on Mining and Metals Sustainable Development Framework requirements.

Anyone seeking to use information contained in this Report, or in the Sustainability Supplementary Information or Our Sustainability Framework documents, or seeking to draw conclusions from the data presented should contact us for verification and assistance.

Report scope and data

BHP Billiton Limited, BHP Billiton Plc and their respective subsidiaries operate as BHP Billiton. Throughout this Sustainability Report, unless otherwise noted, ‘BHP Billiton’, the ‘Company’ and the ‘Group’ refer to the combined group.

The text and statistics in this Report cover assets owned and operated wholly by BHP Billiton or operated by BHP Billiton in a joint venture operation during the period 1 July 2009 to 30 June 2010. Data are reported on a 100 per cent basis for facilities operated by BHP Billiton, irrespective of our equity share. Employee data includes our share of proportionally consolidated entities and operations. Joint ventures, where we are not the operator, are excluded; some of our case studies, however, feature initiatives from non-operated joint venture operations illustrating issues they have faced this year. The only exceptions to the above are our community investment expenditure and payments to governments, which are reported on an equity share basis for both operated and non-operated joint venture operations. All monetary amounts in this Report are US dollars, unless otherwise indicated.

In acknowledging the complexity and challenges of operating a global company responsibly, our Charter describes clearly the things we value.

In particular, we value an overriding commitment to the safety of our people and to respecting our environment and the communities in which we work.

BHP BILLITON SUSTAINABILITY REPORT 2010 | 1

Chief Executive Officer’s Review

As the world’s leading diversified natural resources company, BHP Billiton has a significant opportunity to make a positive contribution to sustainability. We recognise the importance of ensuring our efforts go beyond legislative obligations, to include genuine input from stakeholders about their requirements and concerns through the full life cycle of our operations.

This Sustainability Report provides an overview of our Group’s sustainability activities and our performance against our targets. More detail is provided as Sustainability Supplementary Information on our website www.bhpbilliton.com, where our results are aligned to indicators set by the Global Reporting Initiative (GRI), the International Council on Mining and Metals and the UN Global Compact. Our public commitments also include the Voluntary Principles on Security and Human Rights, the International Finance Corporation Performance Standard on Land Acquisition and Involuntary Resettlement and the Extractive Industries Transparency Initiative.

We have made good progress against the majority of our targets, however some significant challenges remain. We are taking action to address our performance where our targets are not being met.

Effective health and safety performance is critical to the wellbeing of our people and to the success of our business. Like many large multinational companies with complex operations, we face the challenge of achieving the high standard of health and safety performance we set for ourselves. The loss of five colleagues at BHP Billiton operations during the year sadly reminds us of the leadership required to manage our risks. We extend our sympathy to their families, friends and colleagues.

We will only be truly successful when we can guarantee every employee and contractor will go home safely to their families at the end of every day. Reducing the risks in our business requires strong, accountable leadership with a focus on identifying hazards and putting in place controls that limit the risk to an individual’s health and safety.

The effectiveness of our control of potential exposures that can cause long-term harm is important to addressing potential health issues. We continue to focus on reducing potential exposures through elimination and control of the sources of exposure. We also examine alternative ways of working to reduce the numbers of people potentially exposed and, where still necessary, provide personal protective equipment and the training required to use it effectively.

Following the United Nations Climate Change Conference in Copenhagen in November 2009, it is evident that there are significant challenges in the quest to gain consensus on a global approach to this issue. While views differ across the sector about climate change, BHP Billiton accepts the science. Our climate is changing and humans are contributing to this change. BHP Billiton is a globally significant producer, exporter and consumer of energy and we want to make a thoughtful and considered contribution to the debate.

Throughout the world, national and regional policymakers are considering a variety of legislative and regulatory options to mitigate greenhouse gas emissions. In our view, assessing these options requires an understanding of their likely effectiveness, scale and cost, as well as their implications for economic growth and quality of life. Within BHP Billiton, we analyse and compare the various policy options by evaluating the degree to which they meet a defined set of principles, outlined in the environment section of this report.

As a company, we are actively preparing for a carbon-constrained operating environment, including improving global greenhouse emissions measurements, identifying and implementing cost-effective abatement opportunities and working with others to foster a global solution.

We continue to track progress against our $300 million commitment to support the implementation of energy efficiency and low greenhouse gas emission technologies. To date, we are on track to exceed our commitment with projects valued at approximately $340 million in implementation stages and a further $125 million in project value under investigation.

In addition to the focus on reducing energy consumption and greenhouse gas emissions, our environmental improvement programs incorporate biodiversity and land management, water reuse and recycling to reduce consumption of high-quality water, waste management and mitigating the risk of environmental incidents. We are constantly looking for ways to enhance our environmental improvement programs and initiatives that are beyond standard practice.

Gaining a thorough understanding of the risks and opportunities associated with the impact of our operations on the local community is important for BHP Billiton. All our projects are required to produce a social baseline study. These studies include identifying and assessing health, education and environment quality-of-life indicators, with progress measured every three years.

This year, consistent with our commitment to the Extractive Industries Transparency Initiative, we have presented a breakdown of the taxes and royalties we have paid to our host governments. In FY2010, we paid $7.1 billion in company taxes and $0.85 billion in taxes collected on behalf of employees. Our highest payments are made in Australia where we have the majority of our assets.

2 | BHP BILLITON SUSTAINABILITY REPORT 2010

Despite the global financial crisis, we maintained our commitment to contribute one per cent of our pre-tax profit, on a three-year rolling average, to community programs. In FY2010 this totalled $200.5 million, including an $80 million payment to our UK charitable company, BHP Billiton sustainable Communities.

During the year many of our employees and their families were directly affected by the Chilean earthquake. BHP Billiton contributed $1.5 million to the Chilean Earthquake Relief and Minera Escondida contributed a further $1.5 million. In addition to the Company’s cash donation to the earthquake relief effort we also provided five portable water purification plants, 200 tents, clothes, beds, food and other emergency supplies and ongoing assistance through volunteer activities.

Our Sustainability Framework provides a consistent approach to the management of HSEC issues across our business. Underpinned by our policy on sustainable development, implementation of this publicly available framework is supported by our Operating Model, which has been designed to create an organisation where everyone is clear about their accountabilities.

All our sustainability efforts are the result of the dedication and commitment of our people. We continue to recognise the efforts of our employees and contractors through a range of programs, including our annual Health, Safety, Environment and Community (HSEC) Awards program. The HSEC Awards recognise individuals and teams who openly embody the values expressed in our Charter and go beyond what is required in their day-to-day job to care for their fellow employees, the community and the environment.

In October 2009, we celebrated the tenth anniversary of the HSEC Awards and the award recipients, who were selected from 225 high-quality entries, all delivered exceptional examples of positive change in our organisation.

I thank all our employees and contractors for their work in FY2010 and the contribution they make towards sustainability on behalf of BHP Billiton. In the spirit of transparency, we are open to dialogue and would welcome feedback on the work that has been done by the people in our Group.

Looking ahead, we are undergoing a step change in our approach to sustainability that represents a move beyond continuous improvement. We are analysing all our Group-wide data to identify improvements in how we control risks, measure progress and set targets. We are developing new targets in FY2011 and we will report our progress on this process in FY2012.

Our vision is long term and we work closely with our employees, business partners, host governments and communities to improve the way in which we operate. We have a leadership opportunity to develop sensible and accountable solutions to the challenges we face as a member of the global community. We look forward to sharing our progress on this journey with you.

Marius Kloppers

Chief Executive Officer

BHP BILLITON SUSTAINABILITY REPORT 2010 | 3

Sustainability and Governance at BHP Billiton

BHP Billiton’s reputation as a good corporate citizen is important to our long-term success. The BHP Billiton Charter contains the corporate objective and the values that guide the way in which our people are expected to work. BHP Billiton’s corporate objective is to create long-term shareholder value through the discovery, acquisition, development and marketing of mineral and energy resources. The Group focuses on large, long-life, low-cost, upstream, export-oriented assets diversified by commodity, geography and market.

We understand the priority our host communities place on sustainability issues and our commitment to deliver on these expectations is reflected in the BHP Billiton Charter. The manner in which we are organised is based on the Operating Model, which articulates the relationship between the component parts of the organisation – the Exploration and Marketing functions, our businesses known as Customer Sector Groups (CSGs) and the work performed by our 16 Group functions. Health, safety and environmental responsibility is one of our cornerstone values. We can assess our sustainability performance in real terms – people, typically, will only want to work for an organisation that cares about their health and safety. Our efforts to conserve the environment and improve the quality of lives in our host communities are directed at leaving a lasting, positive legacy. We can deliver on our sustainability objectives by achieving simplicity and accountability, where the people of BHP Billiton are clear about their roles and responsibilities.

Stakeholders

We interact with a range of stakeholders – from local community members at our operations, to host governments, employees and contractors, investors, regulators, suppliers, customers, Non-Government Organisations (NGOs) and opinion leaders. The diverse nature of people and stakeholder groups means a variety of methods is used to effectively communicate with the relevant individuals at every level. The method of engagement also depends on the nature of the situation and may involve one-on-one meetings, multi-stakeholder forums, cross-sector partnerships, industry initiatives or a combination of these. The BHP Billiton Forum on Corporate Responsibility continues to meet regularly. Comprising senior representatives from the global NGO sector, the Forum challenges our views on broad sustainable development issues and provides valuable advice to the executive team.

Materiality

To ensure our sustainability reporting continues to meet the requirements of our stakeholders, we assess the materiality of the sustainability issues we manage at our operations around the world and make decisions about the level of information to report. As part of this process, stakeholders are invited to comment on these material issues.

Challenges that rated highly in our materiality review included: sustainability governance, contractor safety management, aviation safety, occupational health exposures, diversity, climate change, access to resources such as water and land, reductions in greenhouse gas emissions and energy use, understanding our impacts on the environment and communities in which we operate, and community engagement alongside sustainable community development.

The case studies in our sustainability reporting demonstrate how we apply our strategies and approach. We endeavoured to meet our stakeholders’ needs by using a materiality approach in our selection of representative case studies. Please see the Sustainability Supplementary Information document at www.bhpbilliton.com under sustainable Development for more discussion of our materiality process and other material issues.

Sustainability systems

In addition to the wider Group corporate governance processes described in our annual report, we have systems in place to implement our policy commitment to sustainable development. The sustainability Committee of the Board continues to oversee our sustainability policy, strategy, initiatives and activities. Management holds primary responsibility for our Health, Safety, Environment and Community (HSEC) processes and performance. Our HSEC standards are part of a wider suite of Group level Documents (GLDs). They provide mandatory performance requirements and performance controls, which are the basis for developing and applying management systems at all BHP Billiton operations. These documents highlight four key components of sustainable development:

• Health – focusing on eliminating risks through the control of potential workplace exposures to noise and substances that could result in long-term harm.

• Safety – providing a workplace where people can work without being injured.

• Environment – delivering efficient resource use, reducing and preventing pollution and enhancing biodiversity protection.

• Community – engaging with those affected by our operations, including employees, contractors and communities, and respecting and promoting fundamental human rights.

During the year, we reviewed the first edition of the HSEC GLDs and implemented a comprehensive change management plan. While our HSEC internal audits indicate that we have some gaps, action plans are in place to address these. Continuing management review and HSEC audits will monitor progress towards full compliance with performance requirements.

Internal audit

Compliance with the performance requirements of our HSEC GLDs is assessed at each of our assets through an internal audit process. The audits also assess the effectiveness of HSEC risk management and the integrity of HSEC data reported to the Group. Audits are led by professional audit managers and staffed by personnel drawn from across the organisation based on the fit of their skills, knowledge and experience to the scope of each audit. Findings are reported to senior management and summary reports are considered by the Sustainability Committee of the Board. In FY2010, the HSEC Assurance role was transferred from the HSEC function to Group Audit Services in the risk Assessment and Assurance function.

During the year, 29 internal HSEC audits were conducted. Since the program commenced in September 2001, 200 HSEC audits have been conducted, involving 145 BHP Billiton people and 11 external auditors.

4 | BHP BILLITON SUSTAINABILITY REPORT 2010

Target*	Performance			Target date
Management System	**Result**	**Trend†**	**Commentary**	
All operating sites to obtain and maintain ISO 14001 certification (in future we will not assess against ISO 14001 as our GLD requirements supersede ISO 14001 requirements)	target achieved (≥ 95%)	no change	98% of sites have environmental management systems certified to ISO 14001	Annually

Previously we reported our performance against our targets as a one-page scorecard. This year we have elected to present performance in the context of each section with the relevant commentary.

Overall performance against target:

*The baseline year for the target is 1 July 2006 – 30 June 2007. Divested assets (Yabulu Nickel, BMS Suriname, Ravensthorpe Nickel and Manganese Metal Company) have been removed from the baseline year up to the current year.

† Trend compared with previous year.

Business conduct

Our *Code of Business Conduct* is based on the values contained in our Charter and has been prepared to assist our people, wherever they may be located, to work in a way that upholds ethical business practices. It is designed to help us make the right decisions and to do things in the right way; in other words, to work with integrity.

The Code was revised in 2009. Each of BHP Billiton's businesses is required to ensure that all employees, contractors and others with whom they work understand the requirements of the Code. A common approach to embed the Code has been adopted within the business and includes the preparation of a business conduct risk assessment and report. It also requires the implementation of a business conduct training plan.

BHP Billiton recognises that at times employees may be in situations where complying with the Code may appear to conflict with the ability to win or retain business. The Code makes it clear that all employees must not allow anything – meeting production, competitive instincts or even a direct order from a manager – to compromise the commitment to working with integrity. This requires no gap between what we say and what we do.

Steps have been taken to ensure we have a workplace where people ask if they are unsure about what to do. We also want concerns to be raised. If employees believe the Code has been breached, they have a responsibility to make a report.

The Code is supported by a Business Conduct Advisory Service. This includes a multilingual, 24 hour a day call centre and online case management system. In FY2010, 305 enquiries were recorded through the Business Conduct Advisory Service. This compares with 114 in FY2009. While the number has more than doubled, we believe that this is a result of a greater focus on the existence and availability of this service and enhanced accessibility rather than an underlying change in the number of business conduct issues.

The majority of issues raised related to harassment/discrimination, conflict of interest and inappropriate workplace behaviour. In cases where a breach was found, appropriate disciplinary action was taken. On occasion, that included dismissal. Of the 44 cases of harassment/discrimination raised, only seven still remain under investigation.

As a leading global resources company operating in so many parts of the world, we believe that operating sustainably and responsibly underpins everything we do. We are proud of our contribution to the communities in which we operate and, at a broader level, the societies of which we are part. We believe that consistent and proper business conduct creates loyalty and trust. The values and behaviours outlined in our *BHP Billiton Charter* and in our *BHP Billiton Code of Business Conduct* reflect that commitment.

This financial year, an internal investigation was commenced into allegations of possible misconduct involving interactions with government officials. Following requests for information from the US Securities and Exchange Commission, the Group has disclosed to relevant authorities evidence that it has uncovered regarding possible violations of applicable anti-corruption laws involving interactions with government officials. The Group is cooperating with the relevant authorities and the internal investigation is continuing. It is not possible at this time to predict the scope or duration of the investigation or its likely outcomes.

Business Conduct Advisory Service Enquiries by Category FY2010



- Inappropriate Workplace Behaviour 21%
- Harassment 16%
- Conflict of Interest 10%
- Equality in Employment 8%
- Fraud, Theft, Misappropriation 7%
- Health and Safety 7%
- Third Party Dealings 7%
- Ask a Question 6%
- Information Systems 5%
- Travel or Gifts 3%
- Unfair Dismissal 3%
- Bribery 2%
- Personal Information or Privacy 2%
- Other 3%

Business Conduct Advisory Service Enquiries by Region FY2010



- Australia 65%
- Americas 16%
- Africa 13%
- Asia 5%
- Europe 1%

BHP BILLITON SUSTAINABILITY REPORT 2010 | 5

People

Our policy

We will ensure we:

Encourage a diverse workforce and provide a work environment in which everyone is treated fairly, with respect and can realise their full potential.

6 | BHP BILLITON SUSTAINABILITY REPORT 2010

At BHP Billiton, we recognise that the most important ingredient for success is talented and motivated employees, with behaviours that are aligned to our BHP Billiton Charter values. It is our people who ensure our leadership position as an organisation.

Talent and development

We have an integrated people strategy to effectively attract, retain and develop talented people. We believe that leaders should be valued and rewarded for how they develop people; that people are inspired by humility and have a right to regular feedback about their performance. We have implemented practices and processes to:

• reward people for what they do and how they do it;

• ensure we have strong internal candidates for roles, supplemented on occasion with externally recruited talent;

• allow for deployment decisions on the basis of the skill and experience needed for a role, the behaviours of the individual and their potential;

• ensure performance is measured on fact-based outcomes;

• align our leadership development to our Charter values and Leadership Model.

Diversity

Diversity of gender, ethnicity, skill, thought, experience, style and language are all important elements of our people strategy and are key drivers for our success. We are a global business and our success depends on fostering a culture where globally diverse and often remotely located people behave in a manner that models our Charter and drives superior performance.

Operating in remote locations creates challenges for some of our operations. This can include finding it difficult to access skilled labour. A variety of measures, including strategic workforce planning as well as program and policy development, are being used to address this issue. Each solution is developed to respond to the specific local requirements.

One way in which we support diversity in our culture is through our commitment to local employment. In FY2010, 54 per cent of our operations had local employment policies in place and an average of 41 per cent of our workforce and 24 per cent of management(1) were hired from the local community.(2)

Females currently represent an average of 15 per cent of our workforce(3) and the number of females in management positions is approximately eight per cent. The representation of females across our workforce has remained consistent with FY2009.

We have committed to a methodology to reach new diversity targets, including a series of measurable objectives commencing in FY2011. The following measurable objectives have been established to enhance our gender diversity profile:

1. In FY2011, each Customer Sector Group, Group Function, Marketing and Minerals Exploration will be required to develop and implement a diversity plan that meets the Group’s strategic imperative on diversity.

2. We will continue to focus on increasing female participation in the Accelerated Leadership Development Program (ALDP), moving to 40 per cent for FY2012.

3. We are identifying and implementing the necessary actions to achieve our diversity targets. This includes reviewing the means by which we recruit graduates to reach appropriate targets for female intake by end of FY2015.

Opposite page: Guided by our Charter values, the cornerstones of the Groote Eylandt Mining Company (GEMCO) are continual improvement in health, safety, environment and community.

Employee relations

BHP Billiton is committed to open, honest and productive relationships with our people. We believe that the precise nature of those relationships should be determined by local conditions, but always be consistent with our Charter.

In line with our commitment to the United Nations Universal Declaration of Human Rights, we prohibit the use of child labour or forced labour at our operations.

Where contractors are used we work closely with contracting companies to encourage that employee relations as governed by those companies are consistent with those of BHP Billiton and that they too comply with our Charter values.

The diverse nature of our business means we have a mix of collective and individually regulated employment arrangements. Whatever the nature of those arrangements, we recognise the right of our employees to freely associate and join trade unions. In FY2010, around 53 per cent of our global workforce was covered by collective agreements. We believe that successful relations with all our employees, unionised or non-unionised, must be built on values of mutual trust and respect. In FY2010, we had three strikes exceeding one week’s duration. Two of these occurred at operations in South Africa and the third in Chile. The issues leading to all three strikes were ultimately resolved.

Employee profile In FY2010, we had an average of:

39,570 employees.(4) The number of employees decreased by 3.46 per cent from the prior year;(5)

58,563 (6) contractors engaged at our owned and operated assets.

(1) Management includes organisational levels A to D.

(2) Local community is defined at the operational level and varies as a result of local terms and conditions, but generally relates to the employee’s place or region of birth relative to the location of operation.

(3) Percentage of female employees for the previous three years: FY2009 – 15%, FY2008 – 17%, FY2007 – 14%.

(4) Average employee numbers include executive Directors, 100% of employees of subsidiary companies and our share of proportionally consolidated entities and operations. Part-time employees are included on a full-time equivalent basis. Employees of businesses acquired or disposed of during the year are included for the period of ownership. Contractors are not included.

(5) Number of employees for the previous three years: FY2009 – 40,990, FY2008 – 41,732, FY2007 – 39,947.

(6) Number of contractors for the previous three years: FY2009 – 58,000, FY2008 – 61,000, FY2007 – 59,000.

Employees by Region FY2010

Australia 38% Europe 1% North America 8% Rest of the world 4% South America 24% South Africa 25%

Contractors Engaged at our Owned and Operated Assets by Region FY2010

Australia 43% Europe 1% North America 3% Rest of the world 5% South America 24% South Africa 24%

BHP BILLITON SUSTAINABILITY REPORT 2010 | 7

Safety

Our policy

We will ensure we:

Do not compromise our safety values.

8 | BHP BILLITON SUSTAINABILITY REPORT 2010

Target*	Performance			Target date
Safety	**Result**	**Trend**[†]	**Commentary**	
Zero fatalities	target not achieved	improvement	Five fatalities at our controlled operations	Ongoing
50% reduction in Total Recordable Injury Frequency (TRIF) at sites	on track	improvement	28% reduction since FY2007 base year. The TRIF for FY2010 was 5.3	30 June 2012

Overall performance against target:
*The baseline year for the target is 1 July 2006 – 30 June 2007.
[†] Trend compared with previous year.

We believe we can be a business without fatalities, serious injuries or occupational illnesses. Our key safety focus areas are:

- eliminating workplace fatalities, serious injuries and occupational illnesses;
- eliminating the root causes of incidents;
- identifying and implementing effective risk controls;
- ongoing measurement of control effectiveness.

Despite strong performance improvement across the organisation, sadly we experienced the loss of five colleagues at BHP Billiton operations during the year. Some of these operations had among the lowest Total Recordable Injury Frequency (TRIF) in our organisation. This dichotomy in performance underscores our view that a focus on reducing TRIF is not a guarantee of preventing fatalities. We believe the only way to achieve a step change reduction in injuries and eliminate fatalities is through strong accountable leadership that will focus on identifying hazards, implementing appropriate controls and ongoing measurement of control effectiveness.

Performance against targets

FY2010 saw a reduction in TRIF to 5.3 per cent compared with 5.6 per cent in FY2009. We had five fatalities in FY2010 against our target of zero, FY2009 – 7 and FY2008 – 11.

Our approach

In FY2010, we completed the integration of our catastrophic risk and risk management procedures into a single process. This process requires that for all material risks, critical controls are identified, performance standards set and critical control effectiveness measured. The measuring of, and reporting on, control effectiveness for material risks will be a focus area in FY2011.

Leadership is the catalyst for behavioural change and starts with the appropriate actions and behaviours of our leaders to create an environment where our employees and contractors work safely.

We are committed to a simplified 'back to basics approach' of updating existing management systems where required, validating training and competencies, developing strong safety leadership and ensuring processes are effectively implemented. New and novel safety initiatives are not on the agenda; our focus is on consistently getting the basics right.

In keeping with this focus, our Group Level Document (GLD) for fatal risk controls was recently transformed from a complex, prescriptive document to a series of concise performance standards providing greater transparency and adaptability. This GLD mandates the performance requirements for the identification, assessment and mitigation of seven fatal risks: vehicles and mobile equipment, explosives and blasting, ground control, hazardous materials, isolation and permit-to-work, work at height and lifting operations.

A range of internal data is analysed to assess safety performance and opportunities for improvement, including incident and investigation reports, results of Health, Safety, Environment and Community (HSEC) audits and operations feedback. We assess the implications of external incidents such as the catastrophe at the Deepwater Horizon drilling rig in the Gulf of Mexico and the disaster at the Upper Big Branch Mine in West Virginia. Results of the analysis will be fed back into the audit scoping process of HSEC audit teams and also into our assessment of the effectiveness of existing controls for specific risks addressed in our GLDs and implemented at our assets.

The protection of our assets encompasses security of operations and response to emergencies. The BHP Billiton Emergency and Crisis Centre (ECC) is staffed 24 hours a day. Communications equipment allows for automated call-out of incident and crisis management teams. Interactive databases provide ECC personnel with rapid response capabilities for incidents impacting our operations or business travellers. Responses during the year included supporting personnel and businesses following the Chilean earthquake, the H1N1 influenza outbreak and the impact on our business travellers from the Eyjafjallajökull volcano ash cloud.

Aviation remains one of our highest material risks. We continue to improve in this area by refining our aviation GLD, our aviation audit processes and by appointing individuals with single point of accountability for aviation operations at each of our assets.

Lost Time Injury Frequency


2.0
1.5
1.0
0.5
0.0
FY2007
FY2008
FY2009
FY2010

Total Recordable Injury Frequency


8
6
4
2
0
FY2007
FY2008
FY2009
FY2010

Opposite page: Western Australia Iron Ore endorsed its Contractor Management Improvement Project in July 2009. See Sustainability Supplementary Information for a case study.

BHP BILLITON SUSTAINABILITY REPORT 2010 | 9

Safety continued

Improving safety within contracted aviation activities – worldwide

Companies engaged in the mining and resources sector have historically used their own internal aviation standard to facilitate audit, pre-qualification and approval of aircraft operators supporting their operations. Despite utilising the same aircraft operators in similar roles, sometimes to the same destinations, no common approach in setting clear and unambiguous safety expectations from the resources community to the aircraft operators existed. In the pursuit of industry-wide improvements to aviation safety, BHP Billiton sought a mechanism to develop one common industry standard to be used and supported by the resources sector internationally. Adopting one common standard was considered critical for achieving consistency and facilitating continuous improvement in aviation safety. It would communicate the expectations of the resources sector as a whole to the aircraft operators contracted to provide the services. To address this, an organisation that possessed the international credibility and independence necessary to foster the development of an industry standard specific to the resources community had to be identified.

BHP Billiton took a leadership role to initiate discussions centred on developing an industry standard with the Flight Safety Foundation (FSF), an independent not-for-profit and internationally well-respected group. FSF is committed to global improvements in aviation safety. After accepting the proposal to foster and maintain a Basic Aviation Risk Standard (BARS) for the resource sector, the FSF Board of Governors established a project team to work with the resources community to develop the program. A Technical Advisory Committee, chaired by BHP Billiton and made up of those companies within the resource sector choosing to participate, was established to assist in the development of the standard and elements of the broader program.

Four components defined the project. The first was to establish the BARS. This was addressed concurrently with the three other components: develop an FSF-accredited aviation auditor course for independent auditors; design a two-day aviation coordinator training course; and provide a database for collating audit information. A strong focus of the project was introducing quality assurance and independent oversight of the auditing program of the aircraft operators. The FSF, through the Technical Advisory Committee, issued Version 1 of the BARS in December 2009. In March 2010, BHP Billiton adopted the FSF BARS as its operational, technical and safety standard for aviation. The FSF continues to promote and receive feedback from the resources industry in general, in addition to receiving support from aviation regulators and aircraft operators worldwide. Humanitarian groups, such as the World Food Program, have also expressed a keen desire to join and participate in the program. The Minerals Council of Australia endorsed the program and it received positive feedback from members of the International Council on Mining and Metals. Initial courses for accredited aviation auditor training and aviation coordinator training were conducted in 2010. By December 2010, it is anticipated that BARS accredited auditing will be taking place. The audit information will be made available to those companies that join the program. As the program develops into a mature phase of operation and gathers support, the use of collated audit data combined with the review by the Technical Advisory Committee of industry accidents, incidents and trends, will ensure that the BARS remains relevant and reflective of an industry best-practice standard.

Opposite page: in Pakistan, where we have an onshore gas development, a BHP Billiton program provides a sustainable supply of drinking water for local communities.

10 | BHP BILLITON SUSTAINABILITY REPORT 2010

Health

Our policy

We will ensure we:

Seek ways to improve the health of our workforce and the community.

BHP BILLITON SUSTAINABILITY REPORT 2010 | 11

Health continued

Target*	Performance			Target date
Health	**Result**	**Trend†**	**Commentary**	
All operating sites to finalise baseline health exposure assessments on occupational exposure hazards for physical exposures	target achieved	improvement	59 of the 59 (100%) operating sites have completed the assessment	30 June 2010
15% reduction in potential employee exposures (but for the use of personal protective equipment) over the Occupational Exposure Limit	behind schedule	deterioration	Overall 3.9% reduction. 29% reduction in the proportion of employees exposed to chemical agents offset by 4.7% increase in proportion of employees exposed to noise	30 June 2012
30% reduction in incidence of occupational illness	on track	no change	52 fewer employees reported occupational illness, a 27% reduction in the rate compared with FY2007.	30 June 2012

Overall performance against target:
*The baseline year for the target is 1 July 2006 – 30 June 2007.
† Trend compared with previous year.

The health and wellbeing of our people is central to our business success. Our focus is on eliminating risks through the control of workplace exposures that may result in long-term harm. The main sources of potential exposure are noise, silica, manganese, diesel exhaust particulate, fluorides, coal tar pitch, nickel and sulphuric acid mist.

Our challenge is to control potential exposures at source to provide a workplace free from the risk of occupational illness without the need for Personal Protective Equipment. We also seek to provide conditions where people are fit for work by:

- implementing programs to manage fatigue for those people who undertake shift work at our operations;
- providing education on drugs and alcohol use;
- providing appropriate medical surveillance programs.

Our approach

The Group expectation for the management of health is contained in a Group Level Document (GLD). This year it was simplified to address the health risks associated with our operations. Each operation must establish and maintain the exposure risk profile of all personnel to harmful agents and then implement appropriate controls. The requirements for employees and contractors are identical.

The implementation of controls is prioritised on the potential health consequence of the exposure and operations are required to maintain and monitor the effectiveness of these controls. Medical surveillance must be implemented where potential exposure exceeds 50 per cent of our Occupational Exposure Limit (OEL).

Case management is specifically mandated for personnel with a work-related illness or injury. Operations are also required to implement fatigue management programs that are consistent with established industry standards. Drug and alcohol education programs and, where appropriate, testing for substances of abuse must be conducted.

In FY2010, the frequency of reporting potential exposures was doubled to quarterly. The occurrence of occupational illness is now reported monthly and analysed to identify potential risks, which guide the scope of our internal governance programs. Audits of compliance with the health and hygiene requirements were conducted at 29 operations. Compliance with fitness for work requirements of fatigue management was audited at 27 operations and for drug and alcohol programs at 24 operations.

Significant community-based health risks, such as HIV/AIDS and malaria, also exist in our business and we continue to contribute to the management of these issues on both a local and global basis. In southern Africa, the program is based on voluntary confidential counselling and testing and runs across the manganese, coal and aluminium assets in the region. Testing is available for employees and contractors alike.

Performance against targets

All our operations have completed exposure risk profiles to all potentially harmful agents, which meets our target to complete baseline assessments of occupational exposure to physical agents, such as vibration, various forms of radiation and thermal stress. Emphasis is placed on each operation establishing programs to control, at source, potential exposures in excess of OELs. Where exposure controls are not in place, we provide appropriate Personal Protective Equipment.

These efforts resulted in a 29 per cent reduction in potential exposures to chemical agents in excess of OELs. However, reported potential exposure to noise in excess of 85 decibels has increased by 4.7 per cent. This increase in the reported exposure to noise is due to several factors, such as improved exposure data and increased production at three operations.

The total number of occupational illness cases continues to fall. In FY2010, we recorded 164 occupational illness cases. Noise-induced hearing loss accounts for 91 per cent of cases. Significant reductions were observed in the incidence of musculoskeletal illness, dermatitis and occupational asthma.

Noise-induced Hearing Loss Cases


200
150
100
50
0
FY2007
FY2008
FY2009
FY2010

Other Occupational Illness Cases


60
50
40
30
20
10
0
FY2007
FY2008
FY2009
FY2010
Respiratory Diseases
Repetitive Trauma
Other Diseases

12 | BHP BILLITON SUSTAINABILITY REPORT 2010

The Compañía Minera Cerro Colorado mining operations in Chile produce approximately 100,000 tonnes of copper cathode annually.

Prioritising reduction of key exposures – Chile

The mining operations of Compañía Minera Cerro Colorado (CMCC) are located within the Atacama Desert at an altitude of 2,600 metres in northern Chile. The operations are about 60 kilometres northeast of the town of Pozo Almonte.

A major challenge for CMCC was to reduce exposure of its personnel to silica and noise in the sample area of the chemical laboratory. This area is responsible for taking specific samples in the heap leach sector, collecting the daily composites generated in the solvent extraction plant, preparing samples received from the drill holes in the mine and the daily marking of cathodes selected by a computer as production samples for analysis in the chemical laboratory.

In the sample area workers were required to wear hearing and respiratory protection to control their exposure to noise and silica respectively. To control the potential risk generated by this exposure, a multitask team applied a process called risk control priority to precisely identify both the agents and the mitigation activities to be implemented.

A control program addressing each aspect of the hierarchy of control was implemented. The program included the purchase of new crushers and pulverisers, replacing compressed air with an industrial vacuum cleaner, sealing sampling area access doors, improvements to ventilation equipment and improved operator training.

This intervention reduced the exposure to a percentage that, according to the OEL, eliminated the need to use personal protective equipment.

Middelburg Mine Services, in Mpumalanga, South Africa, is a large open-cut coal mine. The operation produces approximately 20 million tonnes per annum of coal for domestic and export power generation.

Exposure reduction trials successful – South Africa

Open-cut mining requires the removal of surface rock strata, or overburden, to expose the underlying coal seam. Holes are drilled into the overburden to prepare it for blasting prior to removal by draglines or truck and shovel operations. Dust rises during the overburden drilling process and afterwards when drill hole chippings are disturbed by worker or vehicle movement and by wind movement across the drilled area.

Middelburg Mine Services is committed to implementing the controls on its overburden drill fleet by the end of FY2010. When the implementation of the controls is finalised the operation plans to conduct more extensive programs to reassess the long-term exposure of the workers.

Exposure assessment of workers indicated that even with the current dust extraction and dust suppression controls in place, some groups of workers were at risk of overexposure to dust containing silica, particularly if not wearing suitable respiratory protection. Long-term unprotected overexposure to dust containing silica may result in respiratory disease. As a priority, exposure reduction projects were initiated to reduce workers’ silica exposure. One project involved a drill cabin pressurisation system to prevent dust entering the operator’s cabin and, the other, a water spray system surrounding the drill stem to suppress dust in the drill box.

Preliminary exposure assessment to determine the effectiveness of the engineering controls indicated that the project trials have been successful.

BHP BILLITON SUSTAINABILITY REPORT 2010 | 13

Environment

Our policy

We will ensure we:

Take action within our own businesses and work with governments, industry and other stakeholders to address the challenge of climate change.

Set and achieve targets, including energy efficiency and greenhouse gas intensity, that promote efficient use of resources and include reducing and preventing pollution.

Enhance biodiversity protection by assessing and considering ecological values and land-use aspects in investment, operational and closure activities.

14 | BHP BILLITON SUSTAINABILITY REPORT 2010

Target*	Performance			Target date
Environment	**Result**	**Trend†**	**Commentary**	
Aggregate Group target of 6% reduction in greenhouse gas emissions per unit of production (1,2)	on track	improvement	Our greenhouse gas emissions intensity index has reduced 7% on our FY2006 baseline year	30 June 2012
Aggregate Group target of 13% reduction in carbon-based energy use per unit of production (1)	on track	improvement	Our energy intensity index has reduced 6% on our FY2006 baseline year	30 June 2012
Aggregate Group target of a 10% improvement in the ratio of water recycled/reused to high-quality water consumed	on track	deterioration	Our water use index has improved 7% on our FY2007 baseline year	30 June 2012
Aggregate Group target of a 10% improvement in the land rehabilitation index	behind schedule	improvement	Our land rehabilitation index has improved 1% on our FY2007 baseline year	30 June 2012
Zero significant environmental incidents (i.e. rated 4 or above on the BHP Billiton HSEC Consequence Severity Table)	not met	deterioration	One significant incident occurred during FY2010 at our Pinto Valley Operations (USA) involving a tailings release (3)	Annually

Overall performance against target:

*The baseline year for the target is 1 July 2006 – 30 June 2007, except for Energy Use and Greenhouse Gas Emissions where it is 1 July 2005 – 30 June 2006.

† Trend compared with previous year.

(1) The intensity indices are determined by dividing the annual greenhouse gas emissions and energy use by the annual units of production for individual assets, then aggregating the results for the Group. Units of production are outlined in BHP Billiton's publicly available production reports. The baseline year for the indices is FY2006 and has a value of 100%. Below 100% indicates improvement.

(2) Greenhouse gas intensity index calculation does not include the effect of changes in electricity generation factors for our purchased electricity.

(3) The majority of the eroded tailings and cover material was recovered. Metal concentrations in surface water and sediments appear to be well below levels that could present a hazard.

We own and operate a diverse range of businesses in different countries around the world that, by their nature, have the potential to affect the environment.

Climate change

We are working within our global operations to find lasting solutions to the issues associated with climate change. These include measures to improve our management of energy and greenhouse gas (GHG) emissions and to prepare for the risks of climate change. Details of these risks and actions are provided at the Carbon Disclosure Project website *www.cdproject.net*.

We understand that effective strategies must include policies that provide a path to reduce emissions, while also recognising that addressing GHG emissions is one of several critical world priorities, such as poverty and public health. BHP Billiton advocates the following design principles for carbon emissions pricing:

1. **Clear price signal** – ensuring that the carbon price signal reaches consumers such that consumption is reduced, and investment choices made that favour low carbon alternatives *(as opposed to not communicating clearly to consumers that higher costs are required to change behaviour, thus not optimising the use of market mechanisms to decrease emissions).*
2. **Revenue neutral** – returning aggregate revenues raised to individuals and businesses impacted by the carbon price (for example by a cut in taxes and individual lump sum grants) maximally offsets the impact of increased carbon costs *(as opposed to carbon as a mechanism to increase total tax take and applying the additional revenue for general spending and backing 'winning' technologies).*
3. **Trade friendly** – rebating emissions costs for trade exposed products during the transition to a global system prevents emissions simply being transplanted to other countries where emissions prices are lower *(as opposed to penalising trade exposed products with additional costs that make them uncompetitive).*

Opposite page: The IndoMet Coal Project is on the island of Borneo, Indonesia, an area of outstanding biodiversity.

Energy Use – Total


350
300
250
200
150
100
50
0
Petajoules
FY2007
FY2008
FY2009
FY2010

Greenhouse Gas Emissions (1)


60
48
36
24
12
0
Million tonnes CO_2-e
FY2007
FY2008
FY2009
FY2010
Scope 1 (2)
Scope 2 (2)

Energy Use by Type


Electricity 40%
Distillate/Gasoline 21%
Coal and Coke 18%
Natural Gas 17%
Other 3%
Fuel and Process Oil 1%

Sources of Greenhouse Gas Emissions (1)


Electricity 58%
Fugitive Emissions 17%
Coal and Coke 10%
Distillate and Fuel Oil 9%
Natural Gas 5%
Other 1%

(1) Measured according to the World Resources Institute/World Business Council for Sustainable Development Greenhouse Gas Protocol.

(2) Scope 1 refers to direct GHG emissions from controlled operations. Scope 2 refers to indirect GHG emissions from the generation of purchased electricity and steam that is consumed by controlled operations.

BHP BILLITON SUSTAINABILITY REPORT 2010 | 15

Environment continued

4. Broad based – covering the broadest possible range of both carbon emission activities and low carbon energy options in any plan ensures the largest base for emissions reduction

(as opposed to placing the burden of carbon emission reduction on a subset of emission sources and solutions).

5. Predictable and gradual – ensuring that future carbon costs are predictable facilitates investments that reduce emissions; a gradual change in prices gives the economy time to adjust (as opposed to volatile costs that create uncertainty and stifle investment).

6. Simple and effective – a combination of a carbon tax, land use actions and limited trading system (for example for stationary electricity production only) is easy to implement and effective (as opposed to an encompassing trading system, which is theoretically efficient, but highly complex and impractical).

These principles are intended to minimise overall costs to society of reducing GHG emissions and to allow markets, not regulators, to determine technologies that best meet consumer needs. They recognise that long-term policies must align with differing national priorities and with evolving knowledge if they are to be sustainable. Cost minimisation is important because the scale of the challenge is large.

Greenhouse gas emissions

In FY2011, our largest GHG-producing assets will develop GHG abatement cost curves. The cost curves will help identify and implement the most cost-effective abatement options across our global operations. They will provide the basis for achieving current targets and setting future reduction targets.

BHP Billiton made significant reductions to energy consumption and greenhouse gas emissions in FY2010. As a result, carbon-based energy intensity was six per cent lower than the baseline year (FY2006) and GHG intensity was seven per cent lower than the base year. Absolute GHG emissions were reduced more than three million tonnes from FY2009 to FY2010. Contributing to these improvements was the purchase of zero carbon emissions hydroelectricity to power the Mozal aluminium smelter.

The results of our participation in the Australian Government’s Energy Efficiency Opportunities program will be available publicly on our website in December 2010.

Biodiversity and land management

Biodiversity, and the ecosystem services that it provides, is being lost at an accelerated rate due to human activities. Over the years, we have made a number of leading commitments with regard to protected areas and threatened species (see Our Sustainability Framework). In addition, we require biodiversity management plans for all operations that include requirements for baseline and impact assessments, implementation of controls to mitigate biodiversity impacts and monitoring programs to ensure the plan is effective. As part of our internal audit program, 10 plans were reviewed in FY2010 with 10 issues identified as requiring further attention.

The land rehabilitation index has improved one per cent since the baseline year (FY2007). This is due to the development of greenfield and brownfield projects and the divestment of a number of operations, including Optimum Colliery in 2008, which had large areas of land under rehabilitation. While operations continue to focus on rehabilitating areas no longer required for our activities, we are looking at implementing land and biodiversity targets that go beyond our operational areas to achieve broader conservation objectives. This includes investigating the establishment of a biodiversity conservation bank representing the key ecosystems where we operate.

Water

Access to high-quality water is a global issue and a key challenge for sustainable development. Our activities are often located in remote, arid environments, with limited access to high-quality water. In recognition that water is a critical input for our mining, smelting, refining and petroleum businesses, we continue to identify opportunities for water reuse or recycling, efficient use and responsible waste water disposal. Working with our communities is important to better understanding and addressing common water needs.

Water management plans are required for all operations and include requirements to implement controls to mitigate water use and discharge impacts. In FY2011, our largest high-quality water consuming assets will develop water use reduction cost curves. The cost curves will provide a platform for our businesses to determine the most effective means of reducing water use across our operations. The cost curves will also form the basis for setting new water use reduction targets.

Our water use index is the ratio of water recycled to high-quality water consumed. Our water use index has improved seven per cent since the baseline year (FY2007), largely due to lower processed ore volumes and enhanced water recovery at our Escondida operation in Chile.

High-Quality Water Use

200

160

Megalitres (‘000)

120

80

40

0

FY2007

FY2008

FY2009

FY2010

Rehabilitated and Disturbed Land

180

160

140

120

Hectares (‘000)

100

80

60

40

20

0

FY2007

FY2008

FY2009

FY2010

Rehabilitated Land

Disturbed Land

Water Use by Classification

Recycled 47%

High-Quality 39%

Low-Quality 14%

High-Quality Water Use by Source

Groundwater 68%

Third Party 17%

Surface 7%

Storm 5%

Manufactured 3%

16 | BHP BILLITON SUSTAINABILITY REPORT 2010

Energy excellence at Worsley – Australia

BHP Billiton Worsley Alumina is located in the southwest corner of Western Australia. Bauxite is mined at Boddington and transported to the refinery near Collie for processing. The alumina is delivered by rail to the Bunbury Port for export. Worsley produced its first alumina in 1984 and progressive expansion has increased annual production to 3.5 million tonnes. The Efficiency and Growth Expansion Project, announced in May 2008, will take annual production capacity to 4.6 million tonnes.

Worsley is BHP Billiton’s largest energy user in Australia. It uses coal and gas to generate steam and electricity for the refinery process and mining operations and diesel for the mining fleet. The challenge for Worsley is to reduce greenhouse gas (GHG) emissions and energy use and to satisfy rising community expectations related to environmental impacts and climate change. The Australian Government’s Energy Efficiency Opportunities Act 2006 requires Worsley to assess energy use, and to identify effective ways to improve energy efficiency.

Achieving what is called ‘Energy Excellence’ at Worsley is about finding smarter ways to use energy. To tackle this challenge, project teams were set up across the refinery to assess and map energy flows to identify and implement projects focused on reducing energy use and GHG emissions. The Climate Change Working Group is a high-level management group with overall stewardship of the Climate Change Strategy. It aims to address water and energy efficiency and waste management, and also to prepare the business for the introduction of a carbon-constrained environment. The strategy is underpinned by research into innovative technology and the efforts of energy excellence champions who support the introduction of initiatives to the workforce. The strategy engages employees, contractors, customers and suppliers in raising awareness and developing practical solutions.

Energy efficiency is built into Worsley’s business and strategic plans, together with specific targets and commitments. Progress on reducing GHGs and improving energy efficiency is measured and evaluated against these performance indicators. Improvements are made using methods such as the Six Sigma business improvement process and capital programs. Initiatives being investigated for the future include low-grade waste heat recovery for water purification and longer-term strategic projects, such as geothermal exploration.

The approach and strategy have yielded positive results to date. Worsley’s initiatives to lower energy use and GHGs have resulted in successful continuous improvement in line with BHP Billiton targets.

Digestion steam use has been improved significantly, contributing to lower energy use and GHG emissions while also delivering cost savings. Other projects range from the improved return of high purity hot water, to better lighting control. A number of energy reduction projects have been identified and incorporated into the Efficiency and Growth Expansion Project, including altering heating methods and introducing more energy efficient technology. Two multi-fuel boilers under construction will have the capability to use 30 per cent biomass as a supplement for coal-based fuel – which provides the potential to reduce the greenhouse gas emission profile. Typically, projects that save energy also add business value through enhanced process stability and potential reductions in maintenance and other costs.

Worsley’s employee engagement program has created an engaged, energy-aware workforce that actively pursues improvements through business excellence projects. The impact has been extended to the community through the Worsley Energy Challenge, a project sponsored by Worsley, which supports four local schools to cut reliance on fossil fuels by 20 per cent over five years by using renewable energy and promoting behavioural change.

BHP BILLITON SUSTAINABILITY REPORT 2010 | 17

Environment continued

BHP Billiton Petroleum’s Neptune deepwater oil production platform is approximately 200 kilometres offshore from Louisiana, USA, in the Gulf of Mexico. BHP Billiton Petroleum significantly improved its detection of vocalising marine mammals, reducing the likelihood of possible injury.

Acoustic monitoring of marine mammals – USA

In 2008, a new technology was used to conduct a seismic survey of an 815 square kilometre area in water depths up to 2,100 metres.

During a seismic survey, powerful air guns are fired into the ocean to create sound waves that penetrate deep into the earth. The images developed from this activity are used to assess the likelihood of hydrocarbon accumulations. The noise generated by these guns can cause injury to submerged marine mammals near the activity.

As a result, traditional practice was to rely on visual sightings and shutting down operations to minimise the impact on marine mammals. The new technology, Passive Acoustic Monitoring (PAM), can detect submerged and diving marine mammals.

As the first operator in the Gulf of Mexico to use PAM, BHP Billiton planned the implementation carefully, preparing personnel with Marine Mammal Observer training and establishing close working relationships with the seismic vessel contractor, the PAM service provider and the regulatory authority, US Minerals Management Service (MMS).

PAM proved to be an environmental and operational success. It also saved more than $1 million by being able to operate the fleet in low visibility (darkness, fog, rain). BHP Billiton Petroleum is sharing the results with the MMS and other industry operators to foster learning and improvement in the use of this new technology.

BHP Billiton’s IndoMet Coal Project is a large, high-quality metallurgical coal deposit located in East and Central Kalimantan, Indonesia, on the island of Borneo. The region is world-renowned for its biodiversity, and undertaking the project will require careful management.

Biodiversity sensitivities at IndoMet Coal Project – Indonesia

Since late 2007, BHP Billiton has implemented an extensive engagement process with conservation Non-Government Organisations (NGOs) aimed at protecting the biodiversity of the region. This led to the formation of a biodiversity strategy to help manage biodiversity in the project area.

In 2008, following a series of workshops with leading NGOs, BHP Billiton and Fauna and Flora International (FFI) commenced a joint project. The purpose was to improve understanding of High Conservation Value (HCV) areas within Murung Raya district, the administrative region in which the project is located, and to propose options for developing a regional conservation strategy. A major outcome was the first district-wide (two million hectares) assessment of conservation values using the globally recognised HCV method. In addition, BHP Billiton has worked with the Borneo Orangutan Survival Foundation (BOSF) to reintroduce orangutans into the forests around the project area, as well as to other parts of Borneo. BHP Billiton’s assistance to BOSF has taken the form of helicopter support, logistics and safety management to execute this demanding work in some of the remotest parts of Borneo.

In February 2010, BHP Billiton signed a $1.9 million agreement with FFI for an additional program of conservation measures in addition to the $2.5 million already spent in the area. This project will build on outcomes from previous work and ensure the findings are used in developing a regional conservation strategy.

Opposite page: BHP Billiton partners with the Graham (Polly) Farmer Foundation to enhance Indigenous educational opportunities in Western Australia.

18 | BHP BILLITON SUSTAINABILITY REPORT 2010

Community

Our policy

We will ensure we:

Respect and promote fundamental human rights within our sphere of influence, respecting the rights of Indigenous peoples and valuing cultural heritage.

Engage regularly, openly and honestly with our host governments and people affected by our operations, and take their views and concerns into account in our decision-making.

BHP BILLITON SUSTAINABILITY REPORT 2010 | 19

Community continued

Target*	Performance			Target date
Community	Result	Trend†	Commentary	
1% of pre-tax profits to be invested in community programs, including cash, in-kind support and administration, calculated on the average of the previous three years' pre-tax profits (1)	target achieved	no change	$200.5 million invested in community programs, including $80 million deposited into BHP Billiton Sustainable Communities, a UK-based charitable company.	Annually
Zero significant community incidents	target achieved	no change	No significant community incidents reported	Annually

Overall performance against target:
*The baseline year for the target is 1 July 2006 – 30 June 2007.
† Trend compared with previous year.

(1) Includes BHP Billiton component of our voluntary contribution to community programs at joint venture operations but does not include payments to communities that form part of mandatory licensing agreements.

Our operations are diverse and the scale and nature of their social impacts vary significantly. Across our businesses, our goal is to minimise negative social impacts while maximising the opportunities and benefits the Group's presence brings.

By listening to people's aspirations and concerns, respecting their rights, implementing community projects to enhance quality of life and strengthening the capacity of social organisations and small business, we strive to be a valued member of our host communities.

Community engagement

Regular, open and honest dialogue is the key to building win-win relationships. We aim to develop and nurture relationships with people impacted by our operations, and to work alongside them to better understand their concerns and aspirations.

We adopt a systematic approach to ensure dialogue with stakeholders is regular, ongoing and effective. Our operations are required to implement stakeholder management plans, including identifying stakeholders, describing their interests and relationships and developing consultation activities that address specific stakeholder needs.

Types and frequency of these activities vary, from monthly meetings of community consultative committees and special interest groups, to one-off operation visits and open public meetings. The range of topics discussed during these stakeholder consultations include town amenity and housing, cultural preservation and heritage, impacts of growth and expansion projects, contractor management, security and crime, Indigenous issues and social development.

All our operations are required to record stakeholder engagement activities, responses to concerns and complaints, outcomes, agreements and commitments. The commitment to investigate and respond to queries and complaints is one of the ways we demonstrate respect for each other. During FY2010, we received 232 complaints. The majority of complaints were in the areas of noise and odour.

The measures to determine the effectiveness of stakeholder engagement include monitoring of community complaints and incidents and conducting community perception surveys, which are completed every three years. These surveys provide an external measure of our perceived integrity and whether our stakeholders believe we are doing what we say we will do.

Forum on Corporate Responsibility

Although the majority of our engagement activities happen locally, near our assets, we also engage with key stakeholders at a Group level.

The Forum on Corporate Responsibility comprises our executive management and leaders from eight Non-Government Organisations (NGOs). The Chief Executive Officer of BHP Billiton chairs the meetings. The Forum has been a vehicle through which participants have been able to discuss sustainability issues since it was established in 2000.

The Forum provides NGOs with an opportunity to influence the Group's approach to key sustainable development issues. The open and frank discussion provides participants with an insight into the complexity and challenges facing the Group and an understanding of the importance placed on our values and standards when making business decisions. It also provides our executives with a window into civil society's current priorities, giving them an opportunity to explore, debate and understand issues from a different viewpoint. The Group is not bound by the advice of the Forum and the Forum does not necessarily endorse the Group's decisions.

The Forum met twice during FY2010, engaging in robust discussions on broad topics such as transparency and reporting, climate change and land management. It also focused on specific sustainability challenges associated with the Group's development projects.

20 | BHP BILLITON SUSTAINABILITY REPORT 2010

Community development

Community development plans are designed to ensure a positive contribution is made to the livelihoods of people in host communities. The plans, which are required of all BHP Billiton operations, are formulated using information gathered from an impacts and opportunities assessment and a baseline social study that includes education, health and environment quality-of-life indicators.

Community development projects are selected on the basis of their capacity to impact positively on the quality-of-life indicators. We monitor progress by tracking changes in these indicators every three years.

All our community projects are required to be implemented in accordance with the ethical requirements in our Code of Business Conduct.

Our strategy is to support longer-term national or international programs (three to five years) in countries where three or more BHP Billiton operations are supportive of the program, with a key emphasis on programs that address the United Nations Millennium Development Goals.

During FY2010, our voluntary investment totalled $200.5 million comprising cash, in-kind support and administrative costs and included an $80 million contribution to our UK-based charitable company, BHP Billiton Sustainable Communities. Our expenditure on community programs during the year was similar to our expenditure in FY2009.

Our community investment is driven by our desire to improve the quality of life of people in our host communities. Excluding the contribution to the charitable company, 33 per cent of our expenditure was invested in local communities, 52 per cent regionally and the remaining 15 per cent on programs on a national level in countries where we operate.

Supporting employee community involvement

In addition to the social programs directly supported by the Group, many of our employees make a valuable contribution to their local community by giving their personal time and expertise to a range of activities. One of the most significant ways we support the efforts of our employees engaged in community activities is through our global Matched Giving Program. This program aims to strengthen local communities by supporting and encouraging employees who volunteer, fund-raise or donate to not-for-profit organisations.

Employee contributions benefited more than 1,200 not-for-profit organisations, which received $5.4 million from the Group as part of our Matched Giving Program.

Human rights

Respecting people’s fundamental rights in our day-to-day business is paramount. We recognise that we have potential exposure to human rights-related issues that may present us with challenges.

New operations or projects must have broad-based community support, defined as support from the majority of stakeholders, before proceeding with development. Free prior and informed consent, which can be defined as support from 100 per cent of the community, is only required where it is mandated and defined by law.

All BHP Billiton operations are required to identify and document key potential human rights risks by completing a human rights impact assessment and having it validated by a qualified specialist. In regions where material risks exist, a management plan containing actions to ensure employees and contractors receive training is a standard requirement of our operations.

During FY2010, human rights training was delivered to 4,515, or 11 per cent, of employees (FY2009: 11,200) and 4,450, or eight per cent, of contractors (FY2009: 15,500). In addition, 22 operations currently have cultural awareness programs in place. Our operations reported employing 108 security personnel and 1,549 security contractors. Of these, 58 employees and 1,136 contractors have received human rights training.

In instances where resettlement of people is unavoidable, this must be implemented in accordance with International Finance Corporation Performance Standard 5: Land Acquisition and Involuntary Resettlement.

Community Investment Expenditure by Geographic Region FY2010

Australia 44% South America 36% Africa 16% North America 3% Asia 1%

Community Investment Expenditure by Program Category FY2010

Community Development 47% Education 19% Health 12% Other 9% Environment 5% Arts/Culture 4% Sport/Recreation 4%

Note: Both charts exclude the $80 million contribution to our UK-based charitable company, BHP Billiton Sustainable Communities.

Matched Giving

8

6

million 4 $

2

0

FY2007 FY2008 FY2009 FY2010

Community Investment Target

250

200

150 million $ 100

50

0

FY2007 FY2008 FY2009 FY2010

Expenditure (Less UK-based charitable company) UK-based charitable company Target

BHP BILLITON SUSTAINABILITY REPORT 2010 | 21

Community continued

Caroona community update – Australia

In April 2006, BHP Billiton was granted an exploration licence to conduct exploration activities to determine the extent of a coal resource, undertake environmental and social impact assessment studies and potentially develop a mine in the Gunnedah Basin of New South Wales, Australia. The Caroona exploration licence is located in an area that contains ridge country used for grazing and forestry, fertile cropping land and has deep alluvial irrigation aquifers underneath a floodplain.

Agriculture and water supply are important to the local communities. Many families have been farming in this area for generations and have a close affinity with the land. There are concerns in the local community about the impact of any proposed coal mining on the flood plain and, in particular, the potential impacts to the region’s water supply and quality as well as agricultural productivity.

Last year, BHP Billiton, in conjunction with the NSW Government, announced amendments written into the Special Conditions of BHP Billiton’s exploration licence that prevent BHP Billiton from applying for a mining lease that includes any open-cut mining anywhere on the floodplain, or any longwall mining underneath the deep alluvial irrigation aquifers or the floodplain.

Legal proceedings challenging the validity of the Caroona exploration licence, and also BHP Billiton’s right to access properties to conduct exploration activities, have continued into 2010. The challenge to the validity of the grant of the Caroona exploration licence (reported last year) was unsuccessful in the Land and Environment Court, and the local action group has appealed this decision to the NSW Court of Appeal.

In contrast, two landholders seeking to prevent BHP Billiton accessing their properties to conduct exploration activities were successful. The NSW Supreme Court decided that access arrangements determined by the Mining Warden and Land and Environment Court were invalid. The Court determined this partly on the basis that BHP Billiton had not notified and entered into a single access arrangement with all landholders with a relevant interest in the land, including mortgagees. This decision has had widespread implications for the NSW exploration industry as the Court’s interpretation of the legislation was contrary to that generally adopted by the government, mining companies and landholders. Amendments to NSW legislation have since been passed to ensure that the legislative regime for accessing properties to conduct exploration is workable for all parties.

Calls for an independent Namoi Catchment Basin Wide Water Study have been met and BHP Billiton has committed to partial funding of the study. The Group will also provide data from scientific water studies conducted as part of exploration activities.

In late 2009, BHP Billiton engaged an independent community engagement specialist to conduct interviews with stakeholders, including community activists, to better understand their concerns. With permission from stakeholders, BHP Billiton published the community’s feedback in a report and openly acknowledged community concerns, which included property rights and environmental protection of farming land and water supply. In responding to the report, BHP Billiton gave a commitment to work with the community, including through a series of community workshops, to prioritise issues of concern and establish a pathway towards resolution. Through the interviews, community members made it clear that they want BHP Billiton to listen to and respect their concerns. BHP Billiton is determined to ensure more direct community participation in the process.

In addition to the commitment to develop mutually agreeable solutions to issues that have been raised, BHP Billiton has committed to a number of new community engagement initiatives that have been implemented to address community concerns regarding the protection of the region’s water resources. This involves committing to an independent third party review of the water monitoring program so the community can be assured that BHP Billiton builds a robust model of the water systems and will have sufficient information to evaluate possible impacts of any mine. A forum has also been established to share information about exploration drilling techniques and data generated from water monitoring activities. Local landholders will have the opportunity to share their knowledge and experience of the region’s natural resources through the forum. BHP Billiton recognises the importance of understanding and addressing community concerns to ensure that mining and agriculture can successfully coexist to deliver a prosperous future for the region.

Cerrejón community update – Colombia

Cerrejón is a mining operation in Colombia jointly owned by BHP Billiton, Anglo American and Xstrata and managed by a joint venture management team. This year, we are updating previous reports on progress being made by Cerrejón towards addressing unresolved community concerns. In 2007, Cerrejón and its shareholders asked an independent international panel to review its social performance. The panel commissioned an independent Third Party Review (TPR). Following the TPR, the panel issued a public report, which included recommendations for Cerrejón to improve its social performance. Cerrejón responded by committing to 24 action items to address recommendations from the report. These actions were aimed at updating Cerrejón’s social management systems, improving engagement based on trust-building, and maximising opportunities to promote sustainability in La Guajira; the region where the mine is located.

By April 2010, Cerrejón had completed 16 of the 24 original commitments made in response to the TPR. While some actions have progressed more quickly than others, consistent with the spirit of the TPR, Cerrejón has publicly communicated progress and challenges through periodic reports available on the web and widely distributed to stakeholders. Detail on the actions and progress towards completing them can be found at www.cerrejoncoal.com. One of the recommendations arising from the TPR was that Cerrejón seek to enhance the process employed to resettle communities affected by the mine. As part of its response to this recommendation, Cerrejón has agreed to support affected communities in obtaining independent advice and guidance. While challenges will remain, BHP Billiton is confident that this step will assist communities in their engagement with the company on these issues. Shortly after the TPR was commissioned, BHP Billiton received advice from the Organisation for Economic Cooperation and Development (OECD) Contact Point in Australia of a complaint about BHP Billiton’s involvement in the Cerrejón mine. Following the release of the public report, and subsequent actions undertaken by Cerrejón, the OECD Contact Point closed out its assessment in 2009.

Cerrejón has expressed its commitment towards completing the TPR commitments and continuing to build its relationship with its host communities.

22 | BHP BILLITON SUSTAINABILITY REPORT 2010

Changing lives in the community – Guinea

Guinea alumina Corporation (33 per cent BHP Billiton owned) is investigating the development of a substantial bauxite mining and alumina refining operation in Guinea, west Africa. A detailed Social and Environmental Impact Assessment was undertaken in 2007 in accordance with World Bank and BHP Billiton standards. The study identified the need to resettle more than 1,000 people from several villages and communities to enable construction of project infrastructure and the refinery.

The resettlement involved several villages and communities located on the concession where the mining and refinery operations, port and roads were to be located. Relocation planning needed to consider socio-economic impact and a compensation strategy, as well as provide alternative housing. A further challenge was that there was little community infrastructure developed in Guinea. Addressing community expectations was a major consideration for the project team in determining the framework for resettlement, compensation and the provision of services and infrastructure in accordance with the project’s sustainable development objectives.

The methodology applied for the resettlement program involved full prior and informed consultation. This required a significant investment in time and resources to understand the needs of the affected people and to ensure suitable and sustainable resettlement occurred, supported by fair and appropriate compensation.

From the outset, affected communities were consulted to determine house design and location, to address cultural sensitivities and other requirements, as well as examine the impact on agriculture and economy. The decision-making culture in the community, which demands that trust and relationships are built before results can be achieved, extended the time required to complete the community engagement process, but ultimately resulted in stronger relationships and community goodwill. After months of consultation and planning, the resettlement of the villages of Touldé and Pitoun Djiga near the refinery was carried out with assistance from local contractors.

To support the resettlement, Guinea Alumina Corporation facilitated the establishment of village nurseries to stimulate socio-economic development in the resettled community and to reduce the dependence on non-sustainable practices and traditional subsistence farming. Related commercial enterprises include producing indigenous trees for mine rehabilitation and growing vegetables to supply food to the project and the future mining operation, as well as urban markets. To enhance the viability of the micro enterprises, the project also provided training in business principles, planning and financial management to the villagers, who have established structures and committees for management of revenue, employment and reinvestment.

Guinea Alumina Corporation is setting a higher standard for resettlement and general community interaction in Guinea. The approach and implementation strategy is referenced as a benchmark by the International Finance Corporation (IFC), the funding arm of the World Bank and potential project lenders. It is highly regarded by the Government of Guinea. The resettlement and compensation program forms an integral part of the project’s sustainable development philosophy and has delivered to date: resettlement of more than 1,000 people into new houses; construction of schools, health facilities and community halls; wells for potable water; animal husbandry and vaccination programs; establishment of village nurseries, vegetable gardens, fruit and palm oil plantations. In 2009, the community nursery projects supplied 30,000 trees for project rehabilitation, benefiting the community financially and creating over 100 tree-planting jobs.

An audit and monitoring process has been implemented to assess compliance to the relocation action plan as documented in the Social and Environmental Impact Assessment, as well as to commitments to the United Nations Universal Declaration of Human Rights and the IFC HSEC Performance Standard for resettlement of communities.

Feedback from directly affected communities has been positive with no unresolved complaints or issues raised to date. The benefits of conducting the resettlement process in accordance with World Bank standards and Equator Principles are reflected in the outcomes, making the resettlement process a key contributor to Guinea Alumina Corporation’s licence to operate in Guinea.

BHP BILLITON SUSTAINABILITY REPORT 2010 | 23

Community continued

Community projects at BHP Billiton



FY2010 – A selection of our community programs

Asset	Country	Project	Objectives	FY2010 Expenditure* $
Western Australia Iron Ore	Australia	Hedland Blueprint	Progress public infrastructure projects in Port Hedland. Infrastructure and initiatives include a multi-purpose recreation centre, Hedland Youth Precinct, CCTV, street lighting and cycle paths.	5,733,650
Cerro Matoso	Colombia	Montelibano Hospital's modernisation	Improve regional health care services through provision of infrastructure, equipment, training and endowment in Alto San Jorge's hospitals.	2,000,000
Compañía Minera Antamina S.A.	Peru	Ally Micuy Project Local South and North Phase III	Improve the health and nutrition status of pregnant women and children younger than three years old in communities living in conditions of poverty and extreme poverty.	3,118,202
Escondida	Chile	Global Professionals for Chile	This 19-month-long program provides young Chilean professionals with the opportunity to study at the Universidad de Chile and at universities in the US, Australia and Europe, and to visit universities and companies in India and China.	1,901,740
BHP Billiton Aluminium	South Africa	King Edward Hospital Paediatric Ward	Improve the quality of children's health services in South Africa by constructing a new paediatric ward at King Edward Hospital in Durban. This project addresses United Nations Millennium Development Goal 4: Reduce Child Mortality.	1,317,176

*The expenditure represents BHP Billiton's equity share.

Tax and royalties

The Extractive Industries Transparency Initiative (EITI) is an international initiative dedicated to the enhancement of transparency around the payments of taxes and royalties derived from resource developments. In line with our commitment to the EITI, we have presented this data on a country by country basis and we have also broken the data down into the taxes and royalty payments that we make as BHP Billiton (e.g. corporate income taxes and royalties) and those that we collect on behalf of employees.

As can be seen from the table, our payments to governments in the past year included $7.1 billion in company taxes and $0.85 billion in taxes collected on behalf of employees. The vast majority of our payments (>99%) are made to 12 countries. Of these, our highest payments are made in Australia, where we have the majority of our assets. The 'other' category includes minor payments in a further 16 countries.

Taxes and royalty payments on a country by country basis (a)

Country	Australia	Chile	South Africa	Algeria	Peru	USA	Brazil	Colombia	United Kingdom	Canada	Pakistan	Netherlands	Other
Taxes borne by BHP Billiton $ million (b)	4,687	949	327	267	196	92	143	132	108	97	64	29	54
Taxes collected by BHP Billiton $ million (c)	546	65	95	<1	–	59	<1	7	24	20	1	14	15

(a) The Group claims refunds of transaction taxes (for example GST/VAT and Fuel Tax) paid to suppliers for in-country purchases of goods, services and eligible fuel and also collects GST/VAT in respect of certain sales to customers. These amounts are not included in taxes borne or taxes collected as set out in the table.
(b) Taxes borne by BHP Billiton primarily comprise income tax and royalty related taxes paid, royalties paid in kind and production based royalties accrued, which approximate cash payments. Taxes borne by BHP Billiton are measured on an equity share basis.
(c) Taxes collected and paid on behalf of our employees are also measured on an equity share basis, but only for those assets that we operate. Where the payroll calendar year is different to the Group's financial year, the most recent annual data has been used.

24 | BHP BILLITON SUSTAINABILITY REPORT 2010

PROOF 34 – 9 SEPTEMBER 2010

For further information

Worsley Road Safety Alliance

Learn how forming an industry Road Safety Alliance has been credited by police with contributing to a significant reduction in deaths and serious injury and improvement in driver behaviour on roads within its spheres of influence.

BUSY ROAD AHEAD

More details about BHP Billiton’s sustainable development activities and challenges can be found in the Sustainability Supplementary Information at www.bhpbilliton.com. Case studies in the Sustainability Supplementary Information include:

Responsible Jewellery Council for diamonds and gold

Look at how this successful life cycle model is being applied to uranium and other products.

Reducing exposures through design

See how tailored design and construction of a sample laboratory has reduced manual handling, noise and dust exposures.

Achieving excellence in reclamation

Learn how sustainable reclamation practices have been used to restore the landscape to natural landforms, including native vegetation.

Water solutions for Olympic Dam

Understand future water requirements and the rationale for the placement of the desalination plant, which would be required for an expansion of the Olympic Dam mine.

Ten years of implementing Impact Benefit Agreements

Discover how formal benefit agreements with traditional land owners in Canada have successfully been operating for more than a decade.

Progress towards achieving Broad-Based Black Economic Empowerment

Explore our commitments to supporting and developing economic empowerment opportunities in South Africa.

Reducing high-voltage explosion risk

Learn how industry best practice for racking and switching has been developed to reduce high-voltage explosion risk.

Contractor safety management in Western Australia

Application of a consistent and simple contractor management system, aligning Health, Safety and Environment, Supply and Human Resources processes for approximately 7,000 contractors.

A+ GRI Application Level

A+ GRI REPORT

GRI CHECK

A+ GRI REPORT

3rd PARTY CHECKED

Sustainability Ratings

Dow Jones

Sustainability Indexes

Member 2009/10

FTSE4Good

CARBON DISCLOSURE PROJECT

AuSSI

The Australian SAM Sustainability Index

Member 2009

Business in the CORPORATE RESPONSIBILITY

Community INDEX 2009

Sustainable Development BHP Billiton Centre 180 Lonsdale Street Melbourne VIC 3000

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Monza Recycled is Certified Carbon Neutral by The Carbon Reduction Institute in accordance with the global Green House Protocol and ISO 14040 framework. Monza Recycled contains 55% recycled fibre (25% post consumer and 30% pre consumer) and FSC Certified pulp, which ensures that all virgin pulp is derived from well-managed forests and controlled sources. It is manufactured by an ISO 14001 certified mill. Monza Recycled is an FSC Mixed Sources Certified paper.

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